

February 21, 2013

Howard S. Lanznar, Esq.
Executive Vice President & Chief Administrative Officer
Diamond Resorts Corporation
10600 West Charleston Boulevard
Las Vegas, Nevada 89135

> **Re:** **Diamond Resorts International, Inc.**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted January 25, 2013**
> **CIK No. 0001566897**

Dear Mr. Lanznar:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Please tell us if the issuance of Diamond International common stock in exchange for Class A and Class B common units of Diamond LLC will be registered. If you are relying

on an exemption from registration, please discuss the basis for such exemption in the prospectus.

3. Please provide us with marked copies of any study or report that you cite or on which you rely. Confirm that the industry reports or studies on which you rely were not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file the expert's consent as an exhibit to the registration statement.

Summary, page 1

4. Please revise your prospectus summary to provide a more balanced discussion of your risks in relation to your discussion of your competitive strengths and growth strategies. For example, see the following:

- Please balance your statement on page 5 that no resort or Collection has terminated any of your management contracts in the past five years with the fact that such contracts may expire or not be renewed.

- Please balance your discussion of your revenue growth in the hospitality and management services business on page 6 with a discussion of your continuing net losses.

- Please balance your discussion of your strategy to increase membership in THE Club with the fact that you experienced lower member count in the club for the period ended September 30, 2012.

Please also expand your summary risk factor discussion to address some of your key risks in greater detail.

Dilution, page 48

5. Please revise your dilution table to commence with historical net tangible book value per share as of September 30, 2012. In addition, please show the increase (decrease) in the net tangible book as a result of the reorganization transactions separately from the increase attributable to new investors.

Unaudited Pro Forma Financial Information, page 50

6. Please include within your pro forma financial statements the acquisition of Aegean Blue Holdings Plc or tell us why their inclusion would be inappropriate. In addition, please provide to us your calculation of your significance tests that support the exclusion of financial statements to be provided in compliance with Rule 3-05 of Regulation S-X.

Notes to Unaudited Pro Forma Combined Condensed Statements of Operations, page 55

7.   Please tell us how the adjustments to eliminate legal and professional fees incurred, reorganization costs incurred by PMR, and the gain on bargain purchase have a continuing impact.

8.   Please tell us how the adjustment to eliminate the impairment of assets recorded by PMR is directly attributable to the transaction.

Presentation of Certain Financial Metrics, page 66

9.   Please ensure that management discloses why each adjustment to net income to arrive at EBITDA, as adjusted is made, including why it is beneficial to investors to make such adjustments. Please ensure that you specifically address the following adjustments: corporate interest expense, estimated defaults on consumer loans originated in prior periods, loss on extinguishment of debt, and non-cash revenue.   In regards to loss on extinguishment of debt and non-cash revenue, please tell us why it is appropriate to make these adjustments based upon them being non-cash given that EBITDA, as adjusted is used as a performance measure.

10.   Please provide to us additional information as to why the Vacation Interest costs of sales is essentially a non-cash item. Additionally, please disclose why it is beneficial to exclude these costs. Within your disclosure, please ensure that you address why you are eliminating the costs of vacation interest sold but not the revenue generated from these transactions.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 59

Mortgages and Contracts Receivable and Allowance for Loan and Contract Losses, page 60

11.   Please provide additional information regarding your consumer loan portfolio including a discussion of the number of loans outstanding, the average balance, the number of loans currently in default, average interest rate charged, and an analysis of the changes in interest revenue that resulted from volume and interest rate changes.

12.   Please specifically disclose what refinements management made to the treatment of closing costs. Please insure that you disclose management's old and new treatment of closing costs and the reason for the change. Lastly, please tell us how you determined the cumulative adjustment recorded due to a refinement in the treatment of closing costs in the buyer's commitment model utilized in calculating sales revenue did not have a material impact on the current or previously issued financial statements.

13.   Please provide us with more detail relating to the specific drivers that caused vacation interest costs of sales to be reduced significantly under the relative sales value method compared to prior periods.

Results of Operations, page 70

14.   Please clearly define the same-store properties referred to in the MD&A and how these differ from each year.

New Accounting Pronouncements, page 98

15.   We note that you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Jumpstart Our Business Startups Act. Please include a statement that the election is irrevocable.

Business, page 103

16.   We note your statement that your management fees are not impacted by changes in a resort's ADR or occupancy level. Please tell us what management views as key performance measures for your managed resorts.

17.   We note that under your management contracts, you receive a management fee based on the cost of operating each applicable resort. Please disclose how you determine the costs by which your fees are determined under your management contracts. Please also disclose on a portfolio basis the average operating cost per unit for your managed resorts. If there has been a material change in such average operating cost per unit for each of the last three years, please also disclose the extent of such change.

18.   We note your disclosure that your affiliated resorts provide access to a certain number of vacation intervals or units either in exchange for you providing similar usage of intervals or units at your managed resorts or for a maintenance or rental fee. Please describe such fee arrangements, if material.

19.   Please expand your disclosure of your operation and management of the Collections beginning on page 123 to describe in greater detail the trust agreements, the amount of commercial space you own and the leases and other contractual arrangements.

20.   We note that you anticipate organic growth in membership in THE Club as intervals are converted into points. Please provide disclosure on the amount of intervals you have remaining as of a recently practicable date.

21.   Please disclose the amount of VOI inventory you have had going back three years and discuss the amount you have purchased versus reacquired through inventory recovery.

22.   Please discuss the underwriting criteria you use in evaluating applications to finance
        VOIs.

23.   Please provide additional information on the number of resorts included in your managed
        portfolio that provide full service, such as food & beverage, versus limited service, and
        the additional revenue derived from the full service resorts.

24.   Please tell us if any fees are paid to you or by you to affiliated resorts that are not
        managed by you to be included in your resort network. Please also discuss how difficult it
        is to terminate your relationship with an affiliate resort and whether there are any
        termination fees.

Management, page 133

25.   For each director or person nominated or chosen to become a director, briefly discuss the
        specific experience, qualifications, attributes or skills that led to the conclusion that the
        person should serve as a director. Refer to Item 401(e) of Regulation S-K.

Executive Compensation, page 137

26.   Please include compensation disclosure as required by Item 402 of Regulation S-K or tell
        us why you believe it is not required. Please refer to Item 402(a)(2) which requires
        disclosure of all compensation awarded to, earned by, or paid to the named executive
        officers "by any person".

27.   Please tell us if you reimburse HM&C for any compensation costs in addition to the
        annual management fee. We may have further comments.

28.   Please tell us if HM&C provides management services to companies other than you.

29.   Please disclose any termination fees under the HM&C Agreement.

Underwriting, page 164

30.   We note your disclosure on page 166 that certain underwriters and their affiliates have
        performed other services for you and your affiliates. Please provide additional details on
        any services provided to you by the underwriters or their affiliates.

Financial Statements

For the Year Ended December 31, 2011 and 2010

Consolidated Statements of Operations, page F-5

31.   Please tell us how the gain on bargain purchase decreased to $14.3 million for the year ended December 31, 2011 from $34.2 million for the nine months ended September 30, 2011.

Notes to Consolidated Financial Statements

Note 16. Employee Benefit Plans, page F-41

32.   In your amended filing please disclose a roll forward of your insurance reserves for each year presented. The roll forward should include the amount of incurred claims, any changes in the provision for prior year events, and the amount of payments made. Disclose how you are estimating for claims incurred but not yet reported and indicate where these accruals are included on your consolidated financial statements.

Note 21. Business Combinations, page F-53

33.   Please provide to us additional information supporting the recognition of the bargain purchase gain on your acquisitions of Tempus Resorts and PMR. Specifically, tell us the facts and circumstances that support the recognition of the gain and a summary of the valuation methods used to value the significant assets including the major assumptions.

Unaudited Consolidated Financial Statements

Notes to the Unaudited Condensed Consolidated Financial Statements

Note 17. Commitment and Contingencies, page F-113

34.   We note your disclosure that the plaintiffs in the FLRX case filed a lawsuit against Diamond Resorts Corporation and Diamond Resorts Parent, LLC for the judgment entered against FLRX. Please tell us how you determined it was still appropriate to only accrue $1.1 million of the judgment.

Item 16. Exhibits and Financial Statement Schedules, page II-5

35.   Please file your remaining exhibits as soon as possible in order to allow us sufficient time to review those documents. If you are not prepared to file your legal opinion with your next amendment, please provide a draft opinion for us to review.

General

       If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

       Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

       You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3655 with any other questions.

                       Sincerely,

                       /s/ Sonia Gupta Barros

                       Sonia Gupta Barros
                       Special Counsel

cc: Mark D. Wood
       Jim Anderson
       Katten Muchin Rosenman LLP